ENCORE WIRE CORPORATION

1329 Millwood Road

McKinney, Texas 75069

August 3, 2012

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Wire Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 2, 2012
Response dated July 30, 2012
File No. 0-20278

Dear Mr. O’Brien:

Encore Wire Corporation (the “Company”), has the following response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 2, 2012 to Frank J. Bilban. The Company’s response is numbered to correspond to the number used to designate the Staff’s comment in your comment letter.

9. Contingencies, page 31

1. We note your response to comment 4 in our letter dated June 29, 2012, along with the draft disclosure you intend to include in future filings. Since you disclosed in your fiscal year 2011 Form 10-K that a settlement conference was scheduled for March 2012 for the 301 Patent issue, it would appear that investors should have been provided an update that no settlement resulted from the settlement conference. If the conference was not for purposes of negotiating a settlement, please clarify this fact in your next periodic report. Regarding the draft disclosure you intend to include in future filings, we note your statement that you are unable to reasonably estimate any “potential loss or range of loss”. Please revise this draft disclosure to use the referenced terms in ASC 450-20-25-1, including probable losses versus reasonably possible losses. Please also refer to ASC 450-20-50-4 regarding the required disclosures for reasonably possible losses.

Response: The Company notes your comment and, as part of our update of disclosures related to the Southwire litigation, in our next periodic report, we will clarify that no settlement resulted from the March 2012 conference for the 301 Patent issue. Additionally, the Company agrees to revise our draft disclosure to use the

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

August 3, 2012

referenced terms in ASC 450-20-25-1, including probable losses and reasonably possible losses, and will incorporate the required disclosures in ASC 450-20-50-4 for reasonably possible losses. Based upon the Staff’s comment, the Company intends to include disclosure similar to the following, which has been marked for changes since our previous response, in future filings:

The Company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. Any such accruals are reviewed at least quarterly and adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450) that probable losses could exceed amounts already accrued, if any, and the additional loss or range of loss is able to be estimated, management discloses the additional loss or range of loss.

For matters where the Company has evaluated that a loss is not probable, but is reasonably possible, the Company will disclose an estimate of the possible loss or range of loss or make a statement that such an estimate cannot be made. In some instances, for reasonably possible losses, the Company ~~is unable to reasonably~~cannot estimate ~~any potential~~ the possible loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery is incomplete; the complexity of the facts that are in dispute; the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and/or the often slow pace of litigation.

At this time, ~~the Company does not believe it is possible to estimate the outcome of the litigation or reasonably estimate a possible range of outcomes~~ given the status of the proceedings, the complexities of the facts in dispute and the multiple claims involved, the Company has not concluded that a probable loss exists with respect to the Southwire

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

August 3, 2012

litigation. Accordingly, no accrual has been made. ~~and in addition~~ Additionally, given the aforementioned uncertainties,~~Additionally, given the aforementioned uncertainties,~~ the Company is unable to ~~reasonably~~ estimate any ~~potential~~ loss or range of losses for disclosure purposes.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact the Company’s counsel, Thompson & Knight LLP, by contacting Ann Marie Cowdrey at (214) 969-1221.

Respectfully,

Frank J. Bilban